<u>KEANE FINANCIAL, LLC</u>
(a wholly-owned subsidiary of Keane UPRR, LLC)

<u>REPORT PURSUANT TO RULE 17a-5(d)3</u>

<u>YEAR ENDED DECEMBER 31, 2017</u>

Wipfli LLP
Flagship Corporate Center
2 West Baltimore Avenue, Suite 210
Media, PA 19063

610.565.3930
fax 610.566.1040
www.wipfli.com

WIPFLi LLP

CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Keane Financial, LLC
New York, New York

We have examined Keane Financial, LLC's statements, included in the accompanying Compliance Report, that (1) Keane Financial, LLC's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2017; (2) Keane Financial, LLC's internal control over compliance was effective as of December 31, 2017; (3) Keane Financial, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that Keane Financial, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Keane Financial, LLC's books and records.

Keane Financial, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Keane Financial, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, Customer Account Statements of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Keane Financial, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Keane Financial, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Keane Financial, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; Keane Financial, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from Keane Financial, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Keane Financial, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Keane Financial, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in Keane Financial, LLC's internal control over compliance during the fiscal year ended December 31, 2017. The Firm reported hindsight deficiencies in its Rule 15c3-3 compliance as a result of (i) its historic use of an incorrect formula to calculate its required reserve deposit; (ii) its interpretation of Rule 15c3-3(g) and the steps required in order to make a withdrawal from the Special Reserve Account for the Benefit of Customers of Keane Financial, LLC (the "Reserve Account"); and (iii) as a result of failing to confirm that required deposits into the Reserve Account were made from an account with a positive book balance.

In our opinion, because of the material weakness referred to above, Keane Financial, LLC's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2017. In our opinion, Keane Financial, LLC's statements that Keane Financial, LLC's internal control over compliance was effective as of December 31, 2017; Keane Financial, LLC complied with §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to state that Keane Financial, LLC was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from Keane Financial, LLC's books and records are fairly stated, in all material respects.

Wipfli LLP

Media, Pennsylvania
February 26, 2018





KEANE FINANCIAL
MEMBER FINRA, SIPC

Compliance Report

Keane Financial, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. The undersigned is the President of Keane Financial, LLC (the "Firm"). As required by Rule 17a-5(d)(3), the undersigned makes the following statements:

1. The Firm has established and maintained Internal Control Over Compliance;
2. The Internal Control Over Compliance of the Firm was not effective during the most recent fiscal year;
3. The Internal Control Over Compliance of the Firm was effective as of the end of the most recent fiscal year;
4. The Firm was in compliance with Rule 15c3-1 and paragraph (e) of Rule 15c3-3 as of the end of the most recent fiscal year; and
5. The information the Firm used to state whether it was in compliance with Rule 15c3-1 and paragraph (e) of Rule 15c3-3 was derived from the books and records of the Firm.

The Firm reported hindsight deficiencies in its Rule 15c3-3 compliance as a result of (i) its historic use of an incorrect formula to calculate its required reserve deposit; (ii) its interpretation of Rule 15c3-3(g) and the steps required in order to make a withdrawal from the Special Reserve Account for the Benefit of Customers of Keane Financial, LLC (the "Reserve Account"); and (iii) as a result of failing to confirm that required deposits into the Reserve Account were made from an account with a positive book balance. These above stated causes of the Firm's ineffective controls over compliance have been addressed and remedied.

I, Melissa Steinrock, affirm that, to the best of my knowledge and believe, this Compliance Report is true and correct.

By: [signature]

Title: President

Date: 2/26/2018

KEANE FINANCIAL
450 SEVENTH AVENUE • SUITE 905
NEW YORK, NY 10123 • (800) 848-8896